SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                               Genta Incorporated
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                 372 45 M 20 7
                                 -------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:
David M. Tanen                                       Monica C. Lord, Esq.
Paramount Capital Asset                              Kramer Levin
   Management, Inc.                                  Naftalis & Frankel LLP
787 Seventh Avenue                                   919 Third Avenue
New York, NY 10019                                   New York, NY  10022
(212) 554-4356                                       (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 20, 1999
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
   | |

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 2 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     21,166,537
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        21,166,537
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,166,537
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          66.9% (54.4% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of April 20, 1999, Paramount Capital Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 54.4% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 3 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     7,009,767
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        7,009,767
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,009,767
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.6% (21.0% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of April 20, 1999, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 21.0% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 4 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     14,156,770
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        14,156,770
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,156,770
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           54.4% (39.2% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON* OO (see Item 2)
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of April 20, 1999, The Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 39.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 5 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                 OO (see Item 3)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 NUMBER OF                    7         SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                            2,866,393**
                  OWNED BY                  ------------------------------------
                    EACH                      8         SHARED VOTING POWER
                 REPORTING
                   PERSON                               21,166,537
                    WITH                    ------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        2,866,393**
                                            ------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        21,166,537
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 24,032,930**
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                 SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 69.7% (57.5% of the outstanding voting power)**
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*
                 IN

--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of April 20, 1999, Lindsay A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 57.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D

               This Amendment No. 14 amends and supplements the following items of the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, as amended to date (the "Schedule").


Item 2.        Identity and Background

               Item 2 is hereby amended in its entirety to read as follows:

        (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust"), Dr. Lindsay
               A. Rosenwald (together with Paramount Capital, Aries Domestic and Aries Trust, the "Aries Reporting Persons" or the "Filing Persons"). See attached Exhibit AE which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. The Aries Reporting Persons have made, and will continue to make, their own investment decisions.

        (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

        (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,1 a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,2 a limited partnership organized under the laws of Delaware. Paramount Capital is the Investment Manager to Aries Trust,3 a Cayman Islands Trust.

--------
               1 Please see Exhibit B, filed herewith, indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

               2 Please see Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

               3 Please see Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.



                               Page 6 of 11 Pages

        (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    Dr. Rosenwald is a citizen of the United States.


Item 3.        Source and Amount of Funds or Other Consideration

               The information contained in Item 3 to the Schedule is hereby amended by adding the following:

               Between March 10 and April 20, 1999, Aries Trust and Aries Domestic used their respective general funds to purchase 421,900 and 256,800 shares of Common Stock (additional "Purchased Common Stock"), respectively, on the open market.

               Aries Trust made the following purchases:

Date                  No. of Shares                Purchase Price
----                  -------------                --------------

3/10/99                14,000                      $2.188
3/2599                 33,500                      $2.207
3/26/99                33,500                      $2.335
3/29/99                26,300                      $2.362
3/30/99                26,300                      $2.433
3/31/99                26,300                      $2.446
4/6/99                 27,000                      $2.381
4/7/99                 27,000                      $2.383
4/8/99                 27,000                      $2.398
4/9/99                 27,000                      $2.344
4/12/99                26,600                      $2.319
4/13/99                26,600                      $2.344
4/14/99                26,600                      $2.266
4/15/99                26,600                      $2.290
4/16/99                26,600                      $2.290
4/19/99                14,000                      $2.469
4/20/99                 7,000                      $2.438



                               Page 7 of 11 Pages

               Aries Domestic made the following purchases:

Date                  No. of Shares                Purchase Price
----                  -------------                --------------

3/10/99                 6,000                      $2.188
3/2599                 14,400                      $2.207
3/26/99                14,400                      $2.335
3/29/99                11,300                      $2.362
3/30/99                11,300                      $2.433
3/31/99                11,300                      $2.446
4/1/99                 37,600                      $2.429
4/5/99                 38,500                      $2.406
4/6/99                 11,500                      $2.381
4/7/99                 11,500                      $2.383
4/8/99                 11,500                      $2.398
4/9/99                 11,500                      $2.344
4/12/99                11,400                      $2.319
4/13/99                11,400                      $2.344
4/14/99                11,400                      $2.266
4/15/99                11,400                      $2.290
4/16/99                11,400                      $2.290
4/19/99                 6,000                      $2.469
4/20/99                 3,000                      $2.438



Item 5.        Interest in Securities of Issuer.

        The information contained in Item 5 to the Schedule is hereby amended and supplemented to read as follows:

               (a) As of April 20, 1999: Dr. Rosenwald, as the sole shareholder of Paramount Capital and as the holder of Placement Warrants and Advisory Warrants, may be deemed beneficially to own 24,032,930 shares or 69.7% of the Issuer's Common Stock; and Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 21,166,537 shares or 66.9% of the Issuer's Common Stock. Aries
                      Domestic, Aries Trust and Hawkins may be deemed beneficially to own the following numbers of shares of Common Stock:

                      Aries Domestic                  7,009,767
                      Aries Trust                    14,156,770

                      Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to



                               Page 8 of 11 Pages

                      Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons each disclaim beneficial ownership of the securities held by each other.

                      The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of April 20, 1999, Dr. Rosenwald, Paramount Capital and Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 57.5%, 54.4% and 39.2%, respectively, of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Warrants and Advisory Warrants held by him.

               (c) Other than certain of the open market purchases of Common Stock reported in Item 3, the Filing Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

               (d)&(e)       Not applicable.

Item 7.   Material to be Filed as Exhibits.

     Exhibit AE:    Agreement of Joint Filing of Schedule 13D dated as of
                    April 29, 1999.



                               Page 9 of 11 Pages

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   April 29, 1999
         New York, NY           By: /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------
                                             Lindsay A. Rosenwald, M.D.
                                             Chairman

                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                         General Partner

Dated:   April 29, 1999
         New York, NY           By: /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------
                                             Lindsay A. Rosenwald, M.D.
                                             Chairman


                                    THE ARIES TRUST
                                    By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:   April 29, 1999
         New York, NY           By: /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------

                                             Lindsay A. Rosenwald, M.D.
                                             Chairman


Dated:   April 29, 1999
         New York, NY               /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------
                                             Lindsay A. Rosenwald, M.D.




                               Page 10 of 11 Pages

                                   EXHIBIT AE
                                   ----------

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


               The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   April 29, 1999
         New York, NY           By: /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------
                                             Lindsay A. Rosenwald, M.D.
                                             Chairman

                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                         General Partner

Dated:   April 29, 1999
         New York, NY           By: /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------
                                             Lindsay A. Rosenwald, M.D.
                                             Chairman


                                    THE ARIES TRUST
                                    By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:   April 29, 1999
         New York, NY           By: /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------

                                             Lindsay A. Rosenwald, M.D.
                                             Chairman


Dated:   April 29, 1999
         New York, NY               /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------
                                             Lindsay A. Rosenwald, M.D.




                               Page 11 of 11 Pages